FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month July, 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -              .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Unaudited Financial Results (Provisional, Indian GAAP) for the Quarter ended June 30, 2005.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

By	:	s/d Satish G Ranade
Name	:	Satish G. Ranade
Title	:	Company Secretary & Vice-President(Legal)

Date: July 28, 2005

EXHIBIT 1

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER ENDED JUNE 30, 2005

(Rs. in Millions)

	Particulars	Quarter ended June 30,		Year ended March 31
		2005	2004	2005
		(Un-audited)	(Un-audited)	(Audited)
1	Net Sales/Income from operations	9,149	7,948	33,030
2	Other Income	291	244	1,074
3	Interest on Income Tax Refunds	—	—	—

	Total Income	9,440	8,192	34,104

4	Total Expenditure	6,676	5,693	25,339
	a. Network Cost	5,018	4,805	20,031
	b. Operating and Other Expenses	1,200	546	3,895
	c. Salaries and Related Costs	458	342	1,413
5	Depreciation	796	547	2,439

6	Profit before tax and exceptional items (1+2+3)-(4+5)	1,968	1,952	6,326

7	Exceptional Items :
	a. Expenditure from sale of long-term investment, net of licence fee	—	—	4,687
	b. Provision for recoverable pension obligation	—	—	(473)
8	Profit Before Tax (6+7)	1,968	1,952	10,540
9	Provision for Taxation	698	684	2,976
	- Current Tax (including FBT)	693	495	2,050
	- Deferred Tax	5	189	926

10	Net Profit (8-9)	1,270	1,268	7,564

11	Paid up Equity Share Capital (Face value of Rs.10/- per share)	2,850	2,850	2,850
12	Reserves excluding revaluation reserve			52,370
13	Basic & diluted earnings per share including exceptional items (Rs.)	4.46	4.45	26.54
14	Basic & diluted earnings per share before exceptional items (Rs)			14.34
15	Aggregate of non-promoter shareholding
	(a) Number of Shares	77,752,618	77,752,618	77,752,618
	(b) Percentage of Shareholding	27.28	27.28	27.28

Segment Information:

Business Segments:

(Rs. in Millions)

Particulars	Quarter ended June 30,		Year ended March 31,
	2005	2004	2005
	(Un-audited)	(Un-audited)	(Audited)
Segment Revenue
Telephony & related services	9,011	7,768	32,400
Other Services	138	180	630

Total	9,149	7,948	33,030

Segment Result
International telephony & related services	4,197	3,127	13,099
Other Services	(25)	41	39

Total	4,172	3,168	13,138

Unallocable expense	2,495	1,460	7,886
Unallocable income	291	244	1,074
Unallocable expense (net)	(2,204)	(1,216)	(6,812)

Profit Before tax and exceptional items	1,968	1,952	6,326

Exceptional Items	—	—	4,214

Profit before tax	1,968	1,952	10,540

Tax	698	684	2,976

Profit after tax	1,270	1,268	7,564

Notes on Segment Information:

The Company’s reportable segments are “Telephony and related services” and “Other services”. Telephony and related services include international and national voice and data services and internet. Transponder lease, television uplinking, gateway packet switching services, and video conferencing facilities are reported under “other services”.

(i)	Revenue and expenses, which are directly identifiable to segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and licence fee on revenues from operations are allocated based on usage. Certain expenses such as staff costs, operating and other expenses, and depreciation are not allocable to segments and consequently have been classified as “unallocable expense”.

(ii)	Segment total assets and liabilities have not been allocated, in the absence of a meaningful basis to allocate assets and liabilities between segments. Fixed assets are used interchangeably between segments.

Notes:

1.	The above results were taken on record by the Board of Directors of the Company at their meeting held on July 28, 2005.

2.	The financial results for the quarter ended June 30, 2005 have been subjected to a limited review by the statutory auditors of the Company.

3.	In the quarter ended June 30, 2005 VSNL Bermuda Limited, a subsidiary, completed the acquisition of TYCO Global network (TGN), an undersea cable network of over 60,000 kms across North America, Europe and Asia. The purchase consideration was US$ 130 million.

4.	Subsequent to June 30, 2005 the Company entered into an agreement to acquire Teleglobe International Holdings Ltd. (“Teleglobe”) for a consideration of US$ 239 million. Teleglobe provides wholesale voice, data, IP and mobile signaling services. The acquisition is subject to regulatory approvals.

5.	Figures for the previous period have been regrouped where necessary.

6.	Investor Complaint status:

Outstanding as on April 01, 2005	Total received during the quarter ended June 30, 2005	Total resolved during the quarter ended June 30, 2005	Outstanding as on June 30, 2005
Nil	4	4	Nil

For Videsh Sanchar Nigam Limited

N. SRINATH
Director (Operations)

Place   : Mumbai

Date    : July 28, 2005